EXHIBIT 99.1

Shopify Announces Results of its 2016 Annual Meeting of Shareholders

Ottawa, Canada – June 9, 2016 - Shopify Inc. (NYSE:SHOP)(TSX:SH) (“Shopify” or the “Company”), the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses, today announced the results from its Annual Meeting of Shareholders (the “Meeting”) which took place yesterday. All director nominees were re-elected to the Board of Directors and PricewaterhouseCoopers LLP was appointed as auditors. Shareholders approved the advisory resolution on the approach to executive compensation disclosed in the Company’s management information circular dated May 4, 2016.

The detailed results of the Meeting were as follows:

	Percentage of Votes Cast For	For (number of votes)	Against/Withheld (number of votes)
1. Election of Directors
Tobias Lütke	99.74%	170,301,414	449,992
Robert Ashe	99.83%	170,457,972	293,434
Steven Collins	99.83%	170,457,807	293,599
Jeremy Levine	99.79%	170,389,748	361,658
Trevor Oelschig	99.79%	170,390,663	360,743
John Phillips	99.78%	170,374,962	376,444
2. Appointment of Auditors	99.98%	175,993,279	36,701
3. Advisory Resolution on Executive Compensation	99.43%	169,782,380	969,026

Following the Meeting, the Board of Directors selected Tobias Lütke to continue to serve as Chair of the Board of Directors, and Robert Ashe to continue to serve as Lead Independent Director.

About Shopify

Shopify is the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants use the software to design, set up and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces, brick-and-mortar locations and pop-up shops. The platform also provides a merchant with a powerful back-office and a single view of their business. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Shopify currently powers over 275,000 businesses in approximately 150 countries and is trusted by big brands including Tesla Motors, Budweiser, Red Bull, the LA Lakers, the New York Stock Exchange, GoldieBlox, and many more.

INVESTORS:
Katie Keita
Director, Investor Relations 613-241-2828
IR@shopify.com

MEDIA:
Sheryl So
Public Relations Manager
416-238-6705 x 302
press@shopify.com

SOURCE: Shopify